March 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Anuja A. Majmudar

Attorney-Adviser

Division of Corporation Finance

Re:	two

Registration Statement on Form S-1

Filed March 2, 2021

File No. 333-253802

Dear Ms. Majmudar:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of two, a Cayman Islands exempted company, that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time on Monday, March 29, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 300 copies of the preliminary prospectus dated March 23, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Liz Milonopoulos
Name: Liz Milonopoulos Title: Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]